

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via Facsimile</u>
Jonathan Hopp
President and Chief Executive Officer
JH Designs, Inc.
11271 Ventura Boulevard #511
Studio City, California 91604

     Re: JH Designs, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed August 24, 2011
             File No. 333-174196

Dear Mr. Hopp:

     Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, the financial statements and related disclosures in this amendment were not current when filed. See Rule 8-08 of Regulation S-X.

     If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                                   Sincerely,

                                   /s/ James Allegretto

                                   James Allegretto
                                   Senior Assistant Chief Accountant